Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy Responds to Elliott Investment Management

Calgary, Alberta (April 28, 2022) – Suncor (TSX: SU) (NYSE: SU) today issued the following statement in response to the letter it received this morning from Elliott Investment Management L.P. ("Elliott"):

The Suncor Board and management team have received the letter and materials from Elliott. Suncor appreciates the views of its shareholders and will take the time to carefully assess the recommendations and materials provided, with a view to enhancing shareholder and other stakeholder value. Suncor’s Board and management team looks forward to engaging with Elliott in due course to better understand their perspective.

We remain confident in the Company’s strategy for continued growth and will continue to execute our strategic plan and evaluate opportunities to enhance shareholder value.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor.

Media inquiries:	Investor inquiries:
833-296-4570	800-558-9071
media@suncor.com	invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com